
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 20, 2007

Thomas Peterffy
Chairman, Chief Executive Officer and President
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

Re: Interactive Brokers Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on April 4, 2007
File No. 333-138955

Dear Mr. Peterffy:

We have reviewed your filing and have the following comments.

Risk Factors, page 17

1.   Please add a risk factor to disclose risks related to conflicts of interest due to the fact that your CEO will be the only member of your compensation committee.

Compensation Discussion and Analysis, page 123

2.   Please revise to clarify that your CEO will continue to oversee in his sole discretion all aspects of compensation and benefit plans and programs. It appears that he will set executive compensation, including his own executive compensation, in his sole discretion as the sole member of your Compensation Committee. If true, please revise your Compensation Discussion and Analysis to remove any implication otherwise.

3.   Please revise to discuss how the relative amounts in the "Bonus" and "All Other Compensation" in your summary compensation table were considered in setting the compensation for the executive officers.

4.   We note your references to performance targets in your discussions of annual bonus and long-term incentives. Yet, you have not specifically disclosed any specific items of corporate performance that are evaluated or target levels of those items of corporate performance. Please disclose the items of your performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment,

please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for Interactive Brokers Group, Inc. to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

5.   We note your disclosure on page 124 that you have not "sought to 'benchmark' salaries to those of [y]our competitors."   Please explain the discrepancy between this disclosure and your statement under base salary that base pay is initially established based on applicable competitive market compensation paid by other companies for similar positions. Your disclosure seems to indicate that you have engaged in benchmarking of material elements of compensation. In that regard, please identify the benchmark and, if applicable, its components (including component companies). Alternatively, please tell us why you used of competitive market compensation paid by other companies is not benchmarking. Please refer to Item 402(b)(2)(xiv) of Regulation S-X. We may have further comment based on your response.

Summary Compensation Table, page 128

6.   Please revise to disclose all assumptions made in the valuation of awards under the column "All Other Compensation." We understand that you intend to grant shares of restricted common stock pursuant to the terms of your employee incentive plan.

Related Party Transactions, page 133

7.   Please revise your subheading so that it is consistent with the new Item 404 of Regulation S-K.

8.   Please revise to disclose the information required by Items 404(b) and (c) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may contact Ernest Greene at (202) 551-3733 or Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

Thomas Peterffy
Interactive Brokers Group, Inc.
April 20, 2007
Page 3

cc: Adam M. Fox, Esq.
           Dechert LLP
           30 Rockefeller Plaza
           New York, NY 10112